Exhibit 99.5

AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

This Amended and Restated Change in Control Agreement (this “Agreement”) is made by and between FirstMerit Corporation (the “Corporation”), successor by merger to Citizens Republic Bancorp, Inc. (“Citizens”), and                              (the “Executive”) (together, the “Parties”). The effective date of this Agreement shall be                     .

This Agreement supersedes and replaces in its entirety that certain Amended and Restated Change in Control Agreement, entered into between Citizens and the Executive, dated as of                      (the “Prior Agreement”).

The Parties now desire to restate the Prior Agreement to reflect the change in control that occurred upon the merger of Citizens into the Corporation on             , 2013. The Corporation anticipates the valuable services that the Executive will render on behalf of the Corporation and its subsidiary banks and is desirous of providing the Executive with assurance that the Executive will be able to perform the Executive’s duties without undue financial concern if the Executive’s employment is terminated following the aforementioned Change in Control in accordance with the terms set forth below; and

The Executive is willing to serve as an employee of the Corporation under such circumstances.

Accordingly, the Corporation and the Executive agree as follows:

1. In order to protect the Executive and thereby to induce the Executive to serve as an employee of the Corporation or a subsidiary bank following the Change in Control, the Corporation agrees that, if the Executive experiences a “separation from service” from the Corporation or a subsidiary thereof within the meaning of Code Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (a “Separation from Service”) under the circumstances described in paragraph 3 of this Agreement, then:

A. (1) The Corporation shall pay the Executive a lump sum amount in cash equal to $             (the “Severance Payment”).

(2) Subject to Section 1F below, the Severance Payment shall be payable within sixty (60) days following the date of the Executive’s Separation from Service, provided that, in the event that the Executive is a “specified employee” within the meaning of Code Section 409A (with such classification to be determined in accordance with the methodology established by the applicable employer) (a “Specified Employee”) as of the date of the Executive’s Separation from Service, the Severance Payment shall instead be paid with interest on any delayed payment at the applicable short-term federal rate provided for in Code Section 7872(f)(2)(A) (“Interest”), on the earlier of the first business day (a) of the seventh month following the Executive’s Separation from Service, or (b) following the Executive’s death (the applicable date, the “409A Payment Date”).

B. The Corporation shall pay the Executive a lump sum amount in cash equal to the “COBRA Amount,” which shall be defined as the product of (i) [12 or 18, as applicable], multiplied by (ii) an amount equal to the full monthly cost of maintaining medical, dental and vision insurance benefits for the Executive (and the Executive’s spouse and eligible dependents) as of the date of the Executive’s Separation from Service under a group health insurance plan of the Corporation for purposes of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, excluding any short-term or long-term disability insurance benefits. The COBRA Amount shall be increased by the “Tax Obligation.” For purposes of this paragraph, the Tax Obligation shall mean an additional cash amount equal to all applicable federal, state and local, income, wage and employment taxes on the payment of all taxes due on the cash payments described in this paragraph. Subject to Section 1F below, the COBRA Amount shall be payable within sixty (60) days following the date of the Executive’s Separation from Service, provided that, in the event that the Executive is a Specified Employee as of the date of the Executive’s Separation from Service, the COBRA Amount shall instead be paid with Interest on the 409A Payment Date.

C. If, immediately prior to the Executive’s Separation from Service, the Executive was using a club membership owned by Citizens or the Corporation, the Executive’s use of that membership shall terminate as of the Executive’s Separation from Service date, and Citizens or the Corporation shall retain or terminate the membership in accordance with the by-laws and/or rules and procedures of the applicable club; provided, however, that the Executive shall incur no new club fees following Separation from Service and also shall incur no further financial liability for new obligations thereunder on behalf of Citizens or the Corporation.

D. To the extent not previously vested in connection with the Change in Control, all stock options, restricted stock and restricted stock units granted by Citizens to the Executive, whether or not then exercisable, shall become immediately vested and exercisable.

E. For a period of one year following the Executive’s Separation from Service, the Executive shall be entitled to outplacement services provided by an outplacement service provider designated by the Corporation. The cost of providing the outplacement services shall be borne solely by the Corporation, and shall not exceed the lesser of (i) 10% of the Executive’s annual base salary immediately prior to the Change in Control (or, if higher, the Executive’s annual base salary as of the date of the Executive’s Separation from Service) and (ii) $20,000.

F. Notwithstanding the foregoing, all payments and benefits described herein shall be paid and provided only if the Executive has first executed and delivered a release of claims in the form of Exhibit A attached hereto (the “Release”), and the statutory period during which the Executive is entitled to revoke the Release has expired prior to the 60th day following the Executive’s Separation from Service; provided, however, that any payments or benefits provided hereunder shall be made in the second taxable year if such 60-day period begins in one taxable year of the Executive and ends in the subsequent taxable year.

G. If the payment of any of the foregoing amounts or benefits (when added to any other payments or benefits provided to the Executive in the nature of compensation under

Code Section 280G(b)(2)) (the “Total Payments”) will be subject to the excise tax imposed by Code Section 4999, the aggregate Present Value of the Payments (defined below) under this Agreement shall be reduced (but not below zero) to the Reduced Amount, but only if reducing the Payments will provide the Executive with a Net After-Tax Benefit that is greater than if the reduction is not made. The reduction of amounts payable hereunder, if applicable, shall be determined by the Accounting Firm (defined below) in an amount that has the least economic cost to the Executive and, to the extent the economic cost is equivalent, then all Payments, in the aggregate, shall be reduced in the inverse order of when the Payments, in the aggregate, would have been made to the Executive until the specified reduction is achieved. For purposes of this Agreement, the following definitions apply:

“Net After-Tax Benefit” means the Present Value of a Payment, net of all federal, state and local income, employment and excise taxes, determined by applying the highest marginal rate(s) applicable to an individual for the Executive’s taxable year in which Payment is made.

“Payment” means any payment or distribution in the nature of compensation (within the meaning of Code Section 280G(b)(2)) to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise.

“Present Value” means the value determined in accordance with Code Section 280G.

“Reduced Amount” means an amount expressed in Present Value that maximizes the aggregate Present Value of Payments without causing any Payment to be subject to excise tax under Code Section 4999 or the corporate deduction limitation under Code Section 280G.

The Code Section 280G calculations under this Agreement and the determination that Payments will be reduced or not reduced based on the Net After-Tax Benefit shall be made by a nationally recognized independent public accounting firm selected by the Corporation (the “Accounting Firm”), which shall provide its determination and any supporting calculations to the Corporation and the Executive within 10 days after the Executive’s Separation from Service. The reasonable costs and expenses of the Accounting Firm shall be borne by the Corporation. The determination by the Accounting Firm shall be binding upon the Corporation and the Executive. In making its determination, the Accounting Firm shall take into account (if applicable) the value of the Executive’s non-competition covenant set forth in Section 5 of this Agreement, which value shall be determined by the independent appraisal of a nationally-recognized business valuation firm selected by the Corporation, and a portion of the Payments shall, to the extent of the appraised value, be specifically allocated as reasonable compensation for such non-competition covenant and shall not be treated as a parachute payment. If the Accounting Firm’s determination is disputed by the Internal Revenue Service, the Corporation shall reimburse the Executive for the cost of the Executive’s reasonable attorneys’ fees for counsel selected by the Corporation, and any tax penalties (including excise tax) and interest ultimately incurred by the Executive upon resolution of the dispute. Reimbursement shall be made in accordance with the Code Section 409A procedures set forth in paragraph 9C hereof.

2. For purposes of this Agreement, a “Change in Control” shall mean the merger of Citizens into the Corporation, as referenced above.

3. Executive’s Separation from Service shall be as described in this paragraph 3 if the Separation from Service results from the Executive’s termination of employment at any time on the date of, or within 24 months after, a Change in Control either by (a) involuntary dismissal by the Corporation; or (b) the Executive’s constructive termination as described in the following sentences of this paragraph 3. If (i) there is a significant reduction in the scope of the Executive’s authority or in the extent of the Executive’s powers, functions, duties or responsibilities, or (ii) the Executive’s annual rate of compensation is reduced or fringe benefits, including relocation benefits, are not provided to the Executive on a basis commensurate with those provided to other executives of Citizens immediately prior to the Change in Control, or (iii) there are changes in the Executive’s responsibilities for the Corporation which require moving the Executive’s job location more than fifty (50) miles from the office where the Executive’s job was located immediately prior to the Change in Control, then, in the event of any of such events in (i), (ii) or (iii), the Executive shall be entitled to give written notice thereof to the Board of Directors of the Corporation (the “Board”). If, within 60 days following such notice, the Executive and the Board do not resolve the Executive’s concerns to the satisfaction of the Executive (the Executive’s satisfaction or dissatisfaction to be communicated to the Board in writing within such 60 days), the Executive’s employment shall be deemed to be constructively terminated at the end of such 60-day period, provided that the Executive in fact experiences a Separation from Service.

4. The specific arrangements referred to above are not intended to exclude the Executive’s participation in other compensation and benefits arrangements as may be authorized by the Board from time to time; provided, however, that the Executive shall not be eligible to receive any benefits under the Corporation’s severance pay plans (including the Citizens Severance Pay Plan, as applicable), if the Executive receives the severance amount and other benefits under this Agreement.

5. As additional consideration for the above:

A. The Executive agrees not to disclose any confidential information about the Corporation or its operation to which the Executive was privy during the course of the Executive’s employment by the Corporation and its subsidiaries. For purposes of this paragraph 5, the Corporation shall mean: (i) the Corporation, its subsidiaries and their respective affiliates, and (ii) Citizens, its subsidiaries and their respective affiliates. Further, the Executive agrees not to accept employment or consult for or otherwise assist any competitor for a period of twelve (12) months [Note: twenty-four (24) months for Cathleen Nash] following the Executive’s Separation from Service (the “Noncompete Period”). For purposes of the foregoing, “competitor” means any financial institution that conducts business from any location within 50 miles of any location at which Citizens or any Citizens subsidiary bank had an office on the day immediately prior to the day on which the Change in Control occurred.

B. During the Noncompete Period, the Executive shall not directly or indirectly through another person or entity (i) induce or attempt to induce any employee of the Corporation or a subsidiary bank to leave the employ of the Corporation or any such subsidiary bank, or in any way interfere with the relationship between the Corporation or any subsidiary bank and any employee thereof, except for general solicitations for employment made to the public; (ii) hire any person who was an employee of the Corporation or any bank subsidiary at any time during the twelve (12) months preceding the hiring of such person, unless such person’s application was in response to general solicitations made to the public and such person is being hired for a non-executive level position; or (iii) induce or attempt to induce any customer or other business relation of the Corporation or any bank subsidiary to cease doing business with the Corporation or such bank subsidiary, or in any way interfere with the relationship between any such customer or business relation with the Corporation or any bank subsidiary (including, without limitation, making any negative or disparaging statements or communications about the Corporation or its bank subsidiaries).

C. If, at the time of enforcement of this paragraph 5, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, the maximum duration, scope or area under such circumstances as permitted by the law at such time shall be substituted for the stated duration, scope or area designated in subparagraph A above.

D. The Corporation or a bank subsidiary, as applicable, would suffer irreparable harm in the event of the breach or threatened breach by the Executive of any of the provisions of this paragraph 5, and in addition and supplementary to other rights and remedies existing in its favor, the Corporation shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction to enforce or prevent any violations of the provisions hereof. In addition, in the event of an alleged breach or violation by the Executive of this paragraph 5, the Noncompete Period shall be tolled until such breach or violation has been duly cured.

6. This Agreement shall be binding upon and shall inure to the benefit of the respective successors, assigns, legal representatives and heirs to the Parties.

7. Any payment or delivery required under this Agreement shall be subject to all requirements of the law with regard to withholding, filing, making of reports and the like, and the Corporation shall use its best efforts to satisfy promptly all such requirements.

8. Notwithstanding anything contained herein to the contrary, this Agreement shall be terminated and no benefits to the Executive shall be payable if the Executive shall resign voluntarily (other than as provided in paragraph 3), become incapacitated, voluntarily take another position requiring a substantial portion of the Executive’s time, or die. This Agreement also shall terminate upon termination for cause of the Executive’s employment with the Corporation or any subsidiary bank by the Board. For purposes of the foregoing, “termination for cause” means termination due to the Executive’s conviction (or plea of nolo contendere) of a felony, a determination that the Executive is guilty of sexual harassment of another employee, the Executive’s proven embezzlement from the Corporation or a subsidiary bank, the Executive’s gross misconduct or incompetence, the Executive’s disclosure of confidential information of the Corporation or a subsidiary bank or intentional assistance of a competitor of the Corporation or a subsidiary bank (as defined in paragraph 5), or any other activity of the Executive which has or may have a material adverse effect on the finances or business reputation of the Corporation or a subsidiary bank. Notwithstanding the foregoing, if the Executive was a named executive officer in Citizens’ last proxy statement immediately prior to the Change in Control, termination of the Executive’s employment shall not be deemed to be a termination for cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than seventy-five percent (75%) of the membership of the Board (minus the Executive, if the Executive is on the Board at such time and with the Executive recusing himself or herself on the vote), at a Board meeting called and held for such purpose (after reasonable notice has been provided to the Executive, and the Executive has been given an opportunity, together with counsel to be heard before the Board), finding in good faith by the Board that the Executive is guilty of the conduct described herein and specifying the particulars thereof.

9. A. Any and all disputes, controversies or claims arising out of or in connection with or relating to this Agreement or any breach or alleged breach hereof shall, upon the request of either Party, be submitted to and settled by arbitration in the State of Michigan pursuant to the National Rules for Resolution of Employment Disputes (or their successor) then in effect, of the American Arbitration Association (or at any other place or under any other form of arbitration mutually acceptable to the parties involved). The Parties hereto specifically agree to arbitrate with the other Party in a proceeding with regard to all issues and disputes, and to permit pre-hearing discovery in the time and manner provided by the then applicable Federal Rules of Civil Procedure. This agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law. Notice of the demand for arbitration shall be filed, in writing, with the other Party and with the American Arbitration Association. The demand for arbitration shall be made within a reasonable time after the claim, dispute, or other matter in question arose where the Party asserting the claim should reasonably have been aware of the same, but in no event later than the applicable Michigan or federal statute of limitations. The arbitrator shall have no power to add to, subtract from, or alter the terms of this Agreement, and shall render a written decision setting forth findings and conclusions only as to the claims or disputes at issue. Any award by the arbitrator shall be final and conclusive upon the Parties, and a judgment thereon may be entered in the highest court for the forum, state or federal, having jurisdiction. All reasonable expenses of the arbitration process shall be borne by the Corporation.

B. The Corporation shall reimburse the Executive for the reasonable fees of legal counsel and other reasonable costs and fees as incurred (within ten (10) days following the Corporation’s receipt of an invoice from the Executive, subject to sub-paragraph C below), in connection with any dispute or controversy arising under or in connection with this Agreement, at any time from the effective date of this Agreement through the Executive’s remaining lifetime (or, if longer, through the 20th anniversary of the effective date of this Agreement) relating to the arbitration of the enforcement of any of the Executive’s rights under this Agreement. However, in no event shall the Executive be entitled to retain any fees so reimbursed if the claim brought by the Executive against the Corporation is, in the arbitrator’s sole determination, frivolous or was brought in bad faith, and the Corporation will be entitled to seek repayment from the Executive for such fees after such determination by the arbitrator.

C. In order to comply with Code Section 409A, in no event shall the payments by the Corporation under this paragraph 9 be made later than the end of the calendar year next following the calendar year in which such fees and expenses were incurred, provided that the

Executive shall have submitted an invoice for such fees and expenses at least ten days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred. The amount of such legal fees and expenses that the Corporation is obligated to pay in any given calendar year shall not affect the legal fees and expenses that the Corporation is obligated to pay in any other calendar year, and the Executive’s right to have the Corporation pay such reasonable legal fees and expenses may not be liquidated or exchanged for any other benefit.

10. The Corporation may, in consultation with the Executive, modify this Agreement, in the least restrictive manner necessary and without any diminution in the value of the payments to the Executive, in order to cause the provisions of this Agreement to comply with or be exempt from the requirements of Code Section 409A, so as to avoid the imposition of taxes and penalties on the Executive pursuant to Code Section 409A

11. The benefits provided under this Agreement are intended to be exempt from, or to comply with, Code Section 409A, and the provisions in the Agreement are to be interpreted accordingly. For purposes of this Agreement and Code Section 409A, the terms “employment termination,” “termination of employment” and terms of like meaning are intended to constitute a “Separation from Service” under Code Section 409A. Notwithstanding the foregoing, no particular tax results with respect to any income recognized by the Executive in connection with Code Section 409A is guaranteed, and the Executive will be responsible for any taxes, interest and penalties imposed on the Executive under or as a result of Code Section 409A in connection with this Agreement.

12. The invalidity or unenforceability of any provision of this Agreement shall not affect the enforceability or validity of any other provision hereof.

13. This Agreement and the Release and Settlement Agreement attached hereto as Exhibit A, constitute the entire agreement of the Parties with respect to the subject matter addressed in this Agreement. This Agreement replaces and supersedes in the entirety any previous change in control agreement between the Executive and Citizens or its subsidiaries, including the Prior Agreement. This Agreement may be amended only in a written document signed by both the Corporation and the Executive.

14. This Agreement shall be governed by the laws of the State of Michigan.

FIRSTMERIT CORPORATION	EXECUTIVE

By:

EXHIBIT A TO AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

RELEASE AND SETTLEMENT AGREEMENT

THIS RELEASE AND SETTLEMENT AGREEMENT (this “Agreement”) is made this      day of             , between                              (hereinafter “Executive”) and FirstMerit Corporation and its successors and assigns (hereinafter “FirstMerit”).

RECITALS

A. Executive is employed by FirstMerit.

B. Executive and FirstMerit are parties to an Amended and Restated Change In Control Agreement dated                      (“The CIC”), a copy of which is attached.

C. Effective                     , Executive’s employment with FirstMerit will cease (hereinafter the “separation date”).

D. Executive and FirstMerit recognize that certain payments are due Executive pursuant to The CIC and that Executive has specific obligations pursuant to The CIC, including, but not limited to, execution of this Agreement pursuant to paragraph 1F of The CIC.

E. FirstMerit is not obligated to pay Executive any additional compensation or benefits other than that which has been earned as of Executive’s separation date and as set forth in The CIC.

In consideration of the foregoing and of the promises and the mutual covenants contained herein and in The CIC, it is hereby agreed between Executive and FirstMerit as follows:

AGREEMENT

1. In exchange for good and valuable consideration, Executive, on behalf of himself/herself, his/her heirs, executors and assigns, releases, waives and discharges any and all manner of action, causes of action, claims, rights, charges, suits, damages, debts, demands, obligations, attorneys’ fees, or any and all other liabilities or claims of whatsoever nature, whether in law or in equity, known or unknown, including, but not limited to any claim and/or claim for monetary damages or other form of personal relief for tort, breach of contract, personal injury, negligence, age discrimination under the Age Discrimination in Employment Act of 1967 (as amended), employment discrimination prohibited by other federal, state or local laws, including without limitation sex, race, national origin, marital status, age, handicap, height, weight, or religious discrimination, and any other claims for unlawful employment practices which Executive has claimed or may claim or could claim in any local, state or federal forum, against Citizens Republic Bancorp, Inc. (“Citizens”), FirstMerit, their directors, officers, employees, successors and assigns and all of their respective parents, affiliates and subsidiaries, and all of their respective officers, directors, employees, successors and assigns, and all others (collectively, the “Released Parties”), including, but not limited to, those arising as a result of Executive’s employment with the Released Parties, and the termination of that employment.

2. The parties hereto intend that this Agreement will irrevocably bar any action or claim whatsoever by Executive against the Released Parties for any resultant injuries or damages, whether known or unknown, sustained or to be sustained, as a result of any of the Released Parties’ acts, omissions and conduct having occurred up to the present date including, but not limited to, Executive’s employment with FirstMerit, Citizens, or any of their subsidiaries and the termination of that employment.

3. Nothing in this Agreement prevents or prohibits Executive from filing a claim with any governmental agency, such as the U.S. Equal Employment Opportunity Commission, that is responsible for enforcing a law on behalf of the government. Executive understands that, because Executive is waiving and releasing all claims “for monetary damages and any other form of personal relief,” Executive may not seek monetary damages or other forms of relief through any such claim.

4. Executive understands that he/she does not waive rights or claims that may arise after the date this Agreement is executed.

5. Executive agrees to cooperate, assist and make himself/herself available to FirstMerit and its attorneys in the preparation and defense of any and all matters in which Executive is or could be a witness or party. FirstMerit will reimburse Executive for any costs reasonably incurred by Executive in connection with so assisting FirstMerit.

6. Executive understands and agrees that he/she has read this Agreement carefully and understands all of its terms.

7. Executive understands and agrees that he/she has been and is advised to consult with an attorney prior to executing this Agreement.

8. Executive understands and agrees that he/she has been given 21 days [45 days in the event a group is involved] within which to consider this Agreement.

9. Executive understands and agrees that he/she may revoke this Agreement for a period of seven (7) calendar days following his/her execution of this Agreement. This Agreement is not effective until this revocation period has expired. Executive understands that any revocation, to be effective, must be in writing and either (a) postmarked within seven (7) days of his/her execution of this Agreement and addressed to                                          or (b) hand-delivered within seven (7) days of his/her execution of this Agreement to                             . Executive understands that, if revocation is made by mail, mailing by certified mail, return receipt requested, is recommended to show proof of mailing.

10. *Executive understands that he/she has been informed as to:

(a)	(in this space describe any class, unit, or group covered by the exit incentive or termination program, any eligibility factors for such program, and any time limits applicable to such program); and

(b)	(in this space list or on an attachment the job titles and ages of all individuals eligible or selected for the exit incentive or termination program, and the ages of all individuals in the same job classification or organizational unit who are not eligible or selected for the program).

* NOTE:	The information set forth in Paragraph 10 does not have to be included in the release, provided each individual employee is informed in writing as to this information at the commencement of the 45 day period.

11. In agreeing to sign this Release and Settlement Agreement, Executive is doing so completely voluntarily and agrees that he/she has not relied on any oral statements or explanations made by FirstMerit or its representatives.

12. Executive acknowledges and reaffirms the obligations and restrictions on his/her conduct set forth in Paragraph 5 of The CIC relating to subsequent employment and conduct.

13. Executive agrees that he/she will not disclose the terms of this Agreement to any third party, except as is required by law, or as is necessary in a dispute regarding compliance with the terms of this Agreement or for purposes of securing counsel from attorneys or accountants or financial advisors.

14. This Agreement is in full accord and satisfaction and compromise of any claims of Executive and is not to be construed as an admission of liability on the part of the Released Parties.

15. Executive agrees to protect, preserve the confidentiality of and safeguard the Released Parties’ secrets or confidential information, knowledge, ideas, concepts, improvements, discoveries and inventions, including, but not limited to, business practices, suppliers, materials and customers, and Executive shall not use for his own benefit or for the benefit of another, or disclose to another any of such information, ideas, concepts, improvements, discoveries or inventions, business practices, suppliers, materials and customers.

16. Executive agrees to immediately return to FirstMerit all property, assets, manuals, materials, information, notes, reports, agreements, memoranda, customer lists, formulae, data, know-how, inventions, trade secrets, processes, techniques, and all other assets, materials, and information of any kind or nature, belonging or pertaining to the Released Parties, including, but not limited to, computer programs and diskettes or other media for electric storage of information containing information and property of the Released Parties in Executive’s possession.

17. Executive agrees that he/she will not make any disparaging remarks about the Released Parties, their products and services, or any of their officers, directors, faculty or employees.

18. This Agreement shall not be construed as an admission of wrongdoing by either Executive or FirstMerit.

19. This Agreement and The CIC contain the entire agreement between Executive and FirstMerit. Any modification of this Agreement must be made in writing and signed by Executive and a duly authorized officer of FirstMerit.

IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.

WITNESS:

[Name of Executive]

WITNESS:	FIRSTMERIT CORPORATION.

By:

Its:

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